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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                January 20, 2006

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary


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EXHIBIT           TITLE
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1                 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES JANUARY
                  2006 CASH DISTRIBUTION AND UNITED STATES FEDERAL INCOME TAX INFORMATION FOR 2005




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                                                                      EXHIBIT 1
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[LOGO - PRECISION DRILLING CORPORATION]



                                  NEWS RELEASE

                            PRECISION DRILLING TRUST
                    ANNOUNCES JANUARY 2006 CASH DISTRIBUTION
                                       AND
              UNITED STATES FEDERAL INCOME TAX INFORMATION FOR 2005

CALGARY, January 20, 2006 - Precision Drilling Trust ("Precision") announces today that the cash distribution for the month of January 2006 will be Cdn$ 0.27 per trust unit of Precision. The distribution will be payable on February 15, 2006 to unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006. A payment of Cdn$ 0.27 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

UNITED STATES FEDERAL INCOME TAX INFORMATION FOR 2005

Based on advice from Precision's United States tax advisors, the issued and outstanding trust units of Precision will be classified as equity rather than as debt for United States federal income tax purposes. Precision believes that the cash distributions paid in 2005, out of its current and accumulated earnings and profits, to individual United States unitholders, should be treated as qualified dividend income for United States federal income tax purposes eligible for the reduced maximum rate of tax to individuals of generally 15%. More detailed information regarding the 2005 distribution will be reported at a later date on Precision's website at WWW.PRECISIONDRILLING.COM.

UNITED STATES UNITHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC UNITED STATES FEDERAL AND STATE INCOME TAX CONSEQUENCES OF HAVING RECEIVED CASH DISTRIBUTIONS IN 2005 FROM PRECISION.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of contract drilling services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS". For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.